

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2015

Ken Goldman
Chief Financial Officer
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089

> **Re:**   **Yahoo! Inc.**
> **Form 10-Q for the Quarterly Period Ended March 31, 2015**
> **Filed May 7, 2015**
> **File No. 000-28018**

Dear Mr. Goldman:

We have reviewed your June 8, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 26, 2015 letter.

Form 10-Q for the Quarterly Period Ended March 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 38

1.   We note your response to prior comment 2 that the GAAP revenue and revenue ex-TAC generated from the Mozilla agreement did not have a material impact on your results of operations for the quarter ended March 31, 2015. Please tell us what consideration was given to the significance of the impact of the revenues generated from the Mozilla agreement related to the fluctuation in GAAP revenues for the quarter ended March 31, 2015 in view of Instruction 3 to paragraph (b) of Item 303, which states that where the

interim financial statements reveal material changes from period to period in one or more significant line items, the causes for the changes must be described if they have not already been disclosed.

2.   In that regard, we note your references to disclosure in the March 31, 2015 Form 10-Q in your response to prior comment 2. Your disclosure on page 41 indicates that TAC for the three months ended March 31, 2015 increased primarily due to increased search and display TAC in the Americas region associated with payments to distribution partners. As Mozilla is just one of your distribution partners, this disclosure does not provide a clear understanding of the significance of the TAC paid to Mozilla to the fluctuation in TAC for the quarter. Similarly, your disclosure on page 38 attributes the increase in search revenues to your agreement with Mozilla as well as higher volume on mobile devices. As there is more than one contributing factor disclosed for the increase, an investor is not provided with a clear understanding of the significance of the Mozilla arrangement to the fluctuation in search revenues. Please describe for us your consideration of these disclosures as providing useful information regarding the significance of the Mozilla arrangement in promoting an understanding of the quarterly fluctuation of search revenues and TAC.

        You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding these comments. If you require further assistance, do not hesitate to contact me at (202) 551-3226.

                                        Sincerely,

                                        /s/ Craig D. Wilson

                                        Craig D.Wilson
                                        Sr. Assistant Chief Accountant